03038833

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOV 21 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.	0000773723
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K For 11-14-03	0-17174
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the [illegible]th day of November 2003.

HAUSER, INC.

By: [signature]

Name: Kenneth C. Cleveland

Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED OCTOBER 31, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED OCTOBER 31, 2003

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 7 For the period- FROM: October 1, 2003 TO: October 31, 2003

RECEIVED 2003 NOV 14 OFFICE OF US TRUSTEE LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	212,745	2,313,896
Overdue - 31 - 60 Days	(10,060)	740,710
Overdue - 61 - 90 Days	(51)	191,900
Overdue - 91 - 120 Days	277	23,577
Overdue - Over 121 Days	-	335,249
TOTAL	202,911	3,605,332

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Adron Inc.	Monthly	1,950	11/1/2003		$ -

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consist with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. *Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?*

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

The Debtors received Court permission on October 22, 2003 to sell its policosanol assets to a third party buyer and have pending a motion to sell substantially all of the assets of Botanicals International Extracts to a third party buyer. The hearing on the later is scheduled for November 25, 2003.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	None	$ 250				$ 250

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that *the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge*

Dated: 11/13/03

[signature]

Debtor In Possession or Trustee
Secretary/Treasurer

In re: **Botanicals International Extracts Inc.**
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 7

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	11/19/2003	11/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,039,502	Same	"
Personal Property	St. Paul/Acordia	233,730	Same	"
EDP/Computers	St. Paul/Acordia	512,306	Same	"
Inventory	St. Paul/Acordia	8,000,000	Same	"
Machinery	St. Paul/Acordia	9,628,296	Same	"
Beer	St. Paul/Acordia	900,000	Same	"
Business Income	St. Paul/Acordia	10,800,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	1/1/2004	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	1/1/2004	1/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		12/8/2003	12/8/2003
D&O	XL Specialty/Acordia	5,000,000	11/1/04 + 6yr	11/1/04 + 6yr
Excess	St. Paul/Acordia	5,000,000	12/1/2003	12/1/2003
EPL	Admiral	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	11/16/2003	11/16/2003

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 7

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

Botanicals International Extracts, Inc.
October 31, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Seven Months Ended Year-to-date Actual
Sales	$2,147	$14,188
Cost of Sales	1,654	11,351
Gross margin	493	2,838
Sales and marketing	179	1,265
G & A expenses	74	534
Total	253	1,799
Contribution	**240**	**1,039**
Corporate Services	183	1,304
Operating income (loss)	**57**	**(265)**
Interest expense	(41)	(208)
Profit (Loss) before Other Income	**16**	**(473)**
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	**16**	**(473)**
Income taxes	-	-
Net income (loss)	**$16**	**($473)**

COPY

RECEIVED
2003 NOV 14 P 3:05
OFFICE OF US TRUSTEE
LOS ANGELES, CA

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: For the period- FROM: October 1, 2003 TO: October 31, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	80,342	8,936
Overdue - 31 - 60 Days	(7,970)	116,784
Overdue - 61 - 90 Days	413	39,498
Overdue - 91 - 120 Days	(50)	20,722
Overdue - Over 121 Days		393,218
TOTAL	72,735	579,158

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	11/12/2003		
Micron Commercial Computer Svs	Quarterly	93	11/15/2003		
GMAC	Monthly	524	11/25/2003		
Xerox Corporation	Monthly	202	11/30/2003		
Xerox Corporation	Monthly	766	11/15/2003		
Xerox Corporation	Monthly	970	11/22/2003		
Advanced Trailer Leasing	Monthly	135	11/15/2003		
Advanced Trailer Leasing	Monthly	155	11/15/2003		
Advanced Trailer Leasing	Monthly	135	11/15/2003		
McDonald Farms	Monthly	2,150	12/3/2003		
Western Disposal	Monthly	1,244	11/20/2003		
Hasler Mailing Systems & Solutions	Quarterly	46	11/21/2003		
Continental Development Corp.	Monthly	2,886	12/1/2003		
Rocky Net	Monthly	935	12/4/2003		
Tolin Mechanical Systems	Quarterly	828	11/10/2003		
Bay 4 Capital	Monthly	9,635	12/1/2003		

* Explanation for Non-Payment:

In addition, debtors are accruing interest at the rate of 1.5% per month consistent with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: 240,699

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	10/31/2003	57,548	
State Payroll and Withholding Taxes	10/31/2003	8,717	
State Sales and Use Taxes	None		61
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. *Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?*

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 647,000
Kaye Scholer LLP	Attorney	$ 518,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 85,000
Deloitte & Touche LLP	Accountant	$ 68,000
Willkie Farr & Gallagher	Attorney	$ 191,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

The Debtors received Court permission on October 22, 2003 to sell its policosanol assets to a third party buyer and have pending a motion to sell substantially all of the assets of Botanicals International Extracts to a third party buyer. The hearing on the later is scheduled for November 25, 2003.

9. Quarterly Fees*

**This Fee must be paid to the United States Trustee every calendar quarter*

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
June 30,2003	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2003	None	$ 10,000	11/6/2003	$ 10,000	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury *that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge*

Dated: 11/13/03

[signature]

Debtor In Possession or Trustee
Chief Financial Officer

H

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Liability Recap					
Taxes Debited	Federal Income Tax		8,798.04		
	Earned Income Credit Advances		.00		
	Social Security - EE		3,896.84		
	Social Security - ER		3,903.85		
	Social Security Adj. - EE		7.00 ✓		
	Medicare - EE		1,112.05		
	Medicare - ER		1,113.05		
	Medicare Adj. - EE		.99 ✓		
	Federal Unemployment Tax		13.65		
	State Income Tax		2,753.91		
	State Unemployment Insurance - EE		.00		
	State Unemployment/Disability Ins. - ER		87.48		
	State Unemployment Insurance Adj. - EE		.00		
	State Disability Insurance - EE		17.74		
	State Disability Insurance Adj. - EE		.00		
	Workers' Benefit Fund Assessment - EE		.00		
	Workers' Benefit Fund Assessment - ER		.00		
	Local Income Tax		.00		
	School District Tax		.00		
	Total Taxes Debited	Account Number 4945086353		21,872.78	
Other Transfers	ADP Direct Deposit	Account Number 4945086353		42,793.57	
	Wage Garnishments	Account Number 4945086353		407.26	
	Total Amount Debited From Your Accounts				65,073.61
Bank Debits and Other Liability	Checks			12,582.42	
	Adjustments/Prepay/Voids			455.54	
Taxes - Your Responsibility	None This Payroll				

Total Liability
65,073.61
77,656.03
78,111.57
78,111.57

Includes Adjustments that are your responsibility

Exit Check
D. Ramirez
463.53
-7.99 adj
455.54

ADP Statistical Summary Recap

© 1996, Automatic Data Processing, Inc.

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 6075
Quarter Number: 4

Period Ending: 09/27/2003
Pay Date: 10/03/2003
Current Date: 09/29/2003

Week 40
Page 1

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		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					12,682.42			
	Direct Deposits					42,793.57			
	Subtotal Net Pay						55,375.99		
	Adjustments					455.54			
	Total Net Pay Liability (Net Cash)						55,831.53		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				8,796.04				
	Earned Income Credit Advances								
	Social Security				3,903.84	3,903.86			
	Medicare				1,113.04	1,113.05			
	Federal Unemployment Tax					13.84			
	Subtotal Federal				13,812.92	5,030.75	18,843.67		
State	CA State Income Tax				368.91				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				17.74				
	Subtotal CA				386.65		386.65		
	CO State Income Tax				2,385.00				
	CO State Unemployment/Disability Ins-ER	3.3200				57.46			
	Subtotal CO				2,385.00	57.46	2,442.46		
	Total Taxes		.00	.00	16,584.57	5,088.21	21,672.78		
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				21,672.78	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				42,793.57				Employee Transaction
	Wage Garnishments				607.26				
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				43,400.83	
Total Amount ADP Debited From Your Accounts								65,073.61	

ADP Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 6075
Quarter Number: 4

Period Ending: 09/27/2003
Pay Date: 10/03/2003
Current Date: 09/29/2003

Week 40
Page 2

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Liability Recap

Taxes Debited	Federal Income Tax		10,240.96		
	Earned Income Credit Advances		.00		
	Social Security - EE		3,874.81		
	Social Security - ER		3,888.00		
	Social Security Adj - EE		14.71		
	Medicare - EE		1,207.97		
	Medicare - ER		1,211.41		
	Medicare Adj - EE		3.44		
	Federal Unemployment Tax		13.74		
	State Income Tax		2,997.91		
	State Unemployment Insurance - EE		.00		
	State Unemployment/Disability Ins - ER		57.03		
	State Unemployment Insurance Adj - EE		.00		
	State Disability Insurance - EE		17.73		
	State Disability Insurance Adj - EE		.00		
	Workers' Benefit Fund Assessment - EE		.00		
	Workers' Benefit Fund Assessment - ER		.00		
	Local Income Tax		.00		
	School District Tax		.00		
	Total Taxes Debited	Account Number 4945086353		23,527.59	
Other Transfers	ADP Direct Deposit	Account Number 4945086353		42,626.76	
	Wage Garnishments	Account Number 4945086353		607.26	
	Total Amount Debited From Your Accounts				66,761.61
Bank Debits and Other Liability	Checks			16,131.50	
	Adjustments/Prepay/Voids			1,981.85	
Taxes - Your Responsibility	None This Payroll				

Total Liability
66,767.61
82,893.11
84,674.96
84,674.96

Includes Adjustments that are your responsibility

C. Cantrell 18.15 exit check tax adj

A Dellicario 2,000 adj only – no check issued

- 18.15
1981.85

includes C. Cantrell exit check

HALL

ADP Statistical Summary Recap

© 1998 Automatic Data Processing, Inc.

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 7655
Quarter Number: 4

Period Ending: 10/11/2003
Pay Date: 10/17/2003
Current Date: 10/13/2003

Week 42
Page 1

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Net Pay	Checks					[illegible]			
	Direct Deposits					42,626.76			
	Subtotal Net Pay							56,758.28	
	Adjustments					1,981.86			
	Total Net Pay Liability (Net Cash)							60,740.11	

Taxes			You are responsible for Depositing these amounts		Amount debited from your account				
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				10,240.26				
	Earned Income Credit Advances								
	Social Security				3,889.02	3,889.08			
	Medicare				1,211.41	1,211.41			
	Federal Unemployment Tax					13.74			
	Subtotal Federal				15,340.69	5,114.23	20,454.92		
State	CA State Income Tax				368.91				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				17.73				
	Subtotal CA				386.64		386.64		
	CO State Income Tax				2,629.00				
	CO State Unemployment/Disability Ins-ER	3.3200				67.03			
	Subtotal CO				2,629.00	57.03	2,686.03		
	Total Taxes		.00	.00	18,356.33	5,171.26	23,527.59		
	Amount ADP Debited From Account	4945046353	Tran/ABA	121000248				23,527.59	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				42,626.76				Employee Transaction
	Wage Garnishments				607.26				
	Amount ADP Debited From Account	4945046353	Tran/ABA	121000248				43,234.02	
Total Amount ADP Debited From Your Accounts								66,761.61	

ADP Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 7655
Quarter Number: 4

Period Ending: 10/11/2003
Pay Date: 10/17/2003
Current Date: 10/13/2003

Week 42
Page 2

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Liability Recap						
Taxes Debited	Federal Income Tax		8,899.33			
	Earned Income Credit Advances		.00			
	Social Security - EE		3,574.35			
	Social Security - ER		3,574.32			
	Social Security Adj - EE		.00			
	Medicare - EE		1,094.98			
	Medicare - ER		1,094.94			
	Medicare Adj - EE		.00			
	Federal Unemployment Tax		11.08			
	State Income Tax		2,751.38			
	State Unemployment Insurance - EE		.00			
	State Unemployment/Disability Ins - ER		45.97			
	State Unemployment Insurance Adj - EE		.00			
	State Disability Insurance - EP		17.79			
	State Disability Insurance Adj - EE		.00			
	Workers' Benefit Fund Assessment - EE		.00			
	Workers' Benefit Fund Assessment - ER		.00			
	Local Income Tax		.00			
	School District Tax		.00			
	Total Taxes Debited	Account Number 4845086353		21,064.14		
Other Transfers	ADP Direct Deposit	Account Number 4845086353		43,236.33		Total Liability
	Total Amount Debited From Your Account				64,300.47	64,300.47
Bank Debits and Other Liability	Checks			12,502.14		76,802.61
	Adjustments/Prepay/Voids			.00		76,802.61
Taxes - Your Responsibility	None This Payroll					
						76,802.61

ADP® **Statistical Summary Recap**

HAUSER, INC.
Company Code: TAR *Hauser*
Region Name: DESERT MOUNTAIN

Batch : 8904
Quarter Number: 4

Period Ending : 10/25/2003
Pay Date : 10/31/2003
Current Date : 10/27/2003

Week 44
Page 1

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			You are responsible for Depositing these amounts		Amount debited from your account				
Net Pay	Checks					12,502.14			
	Direct Deposits					43,236.33			
	Subtotal Net Pay						55,738.47		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						55,738.47		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				8,899.30				
	Earned Income Credit Advances								
	Social Security				3,574.35	3,574.32			
	Medicare				1,094.88	1,094.94			
	Federal Unemployment Tax					11.08			
	Subtotal Federal				13,568.56	4,680.34	18,248.90		
State	CA State Income Tax				369.38				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				17.79				
	Subtotal CA				387.17		387.17		
	CO State Income Tax				2,382.00				
	CO State Unemployment/Disability Ins-ER	3.3200				45.97			
	Subtotal CO				2,382.00	45.97	2,427.97		
	Total Taxes		.00	.00	16,337.83	4,726.31	21,064.14		
	Amount ADP Debited From Account	4945086363	Tran/ABA	121000248				21,064.14	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				43,236.33				27 Employee Transactions
	Amount ADP Debited From Account	4945086363	Tran/ABA	121000248				43,236.33	
Total Amount ADP Debited From Your Accounts								64,300.47	

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 7

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	11/19/2003	11/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,039,502	Same	"
Personal Property	St. Paul/Acordia	233,730	Same	"
EDP/Computers	St. Paul/Acordia	512,306	Same	"
Inventory	St. Paul/Acordia	8,000,000	Same	"
Machinery	St. Paul/Acordia	9,628,296	Same	"
Beer	St. Paul/Acordia	900,000	Same	"
Business Income	St. Paul/Acordia	10,800,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	1/1/2004	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	1/1/2004	1/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		12/8/2003	12/8/2003
D&O	XL Specialty/Acordia	5,000,000	11/1/04 + 6yr	11/1/04 + 6yr
Excess	St. Paul/Acordia	5,000,000	12/1/2003	12/1/2003
EPL	Admiral	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	11/16/2003	11/16/2003

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 7

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 7

Hauser, Inc.
October 31, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month		Seven Months Ended Year-to-date	
	Actual	Pro-forma	Actual	Pro-forma
Sales - Note (1)	($9)	$216	$2,102	$2,327
Cost of Sales	$166	$346	$2,064	$2,244
Gross margin	(175)	(130)	38	83
Sales and marketing	41	41	325	325
G & A expenses	322	322	2,098	2,098
Total Operating Cost	363	363	2,423	2,423
Contribution	**(539)**	**(494)**	**(2,385)**	**(2,340)**
Corporate Services	(227)	(227)	(1,602)	(1,602)
Operating income (loss)	**(312)**	**(267)**	**(783)**	**(738)**
New products expense	(57)	(57)	(434)	(434)
Interest expense	(18)	(18)	(264)	(264)
Profit (Loss) before Other Income	**(387)**	**(342)**	**(1,481)**	**(1,436)**
Gain/Loss on Sale of Equipment	1	1	6	6
Chapter 11 Reorganization Costs	(205)	(205)	(1,477)	(1,477)
Profit (loss) before tax	**(590)**	**(545)**	**(2,952)**	**(2,907)**
Income taxes	-	-	-	-
Net income (loss)	**($590)**	**($545)**	**($2,952)**	**($2,907)**

Note (1) - A customer settled its past due accounts receivable balance during the month of October in part, by returning approximately $225,000 of inventory with a cost of approximately $180,000.

COPY

Office of the United States Trustee

RECEIVED
2003 NOV 14 P 2:05
OFFICE OF US TRUSTEE
LOS ANGELES CA

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 7 For the period- FROM: October 1, 2003 TO: October 31, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	145,387	331,127
Overdue - 31 - 60 Days		32,297
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	145,387	363,424

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	12/1/2003	None	
US Filter	Quarterly	63	1/15/2004	None	
GE Capital	Monthly	1,058	12/2/2003	None	
Advanced Trailer Leasing	Monthly	134	11/1/2003	None	
Neopost	Monthly	212	11/22/2003	None	
Pure Water	Monthly	264	11/20/2003	None	
Trinity Capital	Monthly	261	11/15/2003	None	
Quantum	Monthly	355	11/10/2003	None	
6800 Broadway Bsn Ctr	Monthly	27,175	12/1/2003	None	
Woodspear Properties	Monthly	17,116	12/1/2003	None	

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: **262,163**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	10/31/2003	64,977	-
State Payroll and Withholding Taxes	10/31/2003	8,975	-
State Sales and Use Taxes	10/31/2003	3,933	131
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5. Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided c   nsation to any officers, directors, shareholders, or o   principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 11/13/03

Debtor in Possession or Trustee
Title - Secretary / Treasurer

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Liability Recap

Taxes Debited	Federal Income Tax		9,214.92		
	Earned Income Credit Advances		.00		
	Social Security - EE		4,985.94		
	Social Security - ER		4,985.82		
	Social Security Adj. - EE		.00		
	Medicare - EE		1,225.95		
	Medicare - ER		1,225.96		
	Medicare Adj - EE		.00		
	Federal Unemployment Tax		5.68		
	State Income Tax		2,975.00		
	State Unemployment Insurance - EE		.00		
	State Unemployment/Disability Ins - ER		21.64		
	State Unemployment Insurance Adj - EE		.00		
	State Disability Insurance - EE		.00		
	State Disability Insurance Adj - EE		.00		
	Workers' Benefit Fund Assessment - EE		.00		
	Workers' Benefit Fund Assessment - ER		.00		
	Local Income Tax		.00		
	School District Tax		.00		
	Total Taxes Debited	Account Number 4945086361	24,446.00		
Other Transfers	ADP Direct Deposit	Account Number 4945086381	49,296.13		Total Liability
	Total Amount Debited From Your Account			73,736.13	73,736.13
Bank Debits and Other Liability	Checks		11,780.13		85,516.26
	Adjustments/Prepay/Voids		.00		85,516.26
Taxes - Your Responsibility	None This Payroll				
					85,516.26

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

CKD

Batch: 6082
Quarter Number: 4

Period Ending: 09/27/2003
Pay Date: 10/02/2003
Current Date: 09/29/2003

Week 40
Page 1

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Net Pay	Checks					11,780.13	
	Direct Deposits					49,096.13	
	Subtotal Net Pay						60,876.26
	Adjustments					.00	
	Total Net Pay Liability (Net Cash)						60,876.26

Taxes			You are responsible for Depositing these amounts		Amount debited from your account		
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.	
	Federal Income Tax				9,214.52		
	Earned Income Credit Advances						
	Social Security				4,985.64	4,985.62	
	Medicare				1,225.95	1,225.95	
	Federal Unemployment Tax					5.68	
	Subtotal Federal				15,426.11	6,217.25	21,643.36
State	CO State Income Tax				2,975.00		
	CO State Unemployment/Dicability Ins-ER	.6200				21.64	
	Subtotal CO				2,975.00	21.64	2,996.64
	Total Taxes		.00	.00	18,401.11	6,238.89	24,640.00
	Amount ADP Debited From Account	4945066361	Tran/ABA 121000248				24,640.00

Excludes Taxes That Are Your Responsibility

44 Employee Transactions

Other	ADP Direct Deposit			49,096.13	
Transfers	Amount ADP Debited From Account	4945066361	Tran/ABA 121000248		49,096.13
Total Amount ADP Debited From Your Accounts					73,736.13

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 6062
Quarter Number: 4

Period Ending: 09/27/2003
Pay Date: 10/02/2003
Current Date: 09/29/2003

Week 40
Page 2

Preview Preview

Liability Recap	Taxes Debited	Federal Income Tax	9,541.31			
		Earned Income Credit Advances	.00			
		Social Security - EE	5,141.57			
		Social Security - ER	5,141.60			
		Social Security Adj - EE	.00			
		Medicare - EE	1,257.50			
		Medicare - ER	1,257.49			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	3,091.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	15.94			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		25,466.41		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		47,142.45		Total Liability
		Total Amount Debited From Your Account			72,609.86	72,608.86
	Bank Debits and Other Liability	Checks		15,946.08		88,554.94
		Adjustments/Prepay/Voids		.00		88,554.94
	Taxes - Your Responsibility	None This Payroll				
						88,554.94

includes g. Nichols exit check

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

CKO

Batch: 7695
Quarter Number: 4

Period Ending: 10/11/2003
Pay Date: 10/16/2003
Current Date: 10/13/2003

Week 42
Page 1

al Pay	Checks					15,946.08		
	Direct Deposits					47,142.45		
	Subtotal Net Pay						63,088.53	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						63,088.53	
axes			You are responsible for Depositing these amounts		Amount debited from your account			
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				9,541.31			
	Earned Income Credit Advances							
	Social Security				5,141.57	5,141.60		
	Medicare				1,267.50	1,267.49		
	Federal Unemployment Tax							
	Subtotal Federal				15,950.38	6,409.09	22,359.47	
State	CO State Income Tax				3,091.00			
	CO State Unemployment/Disability Ins-ER	.6200				15.94		
	Subtotal CO				3,091.00	15.94	3,106.94	
	Total Taxes		.00	.00	19,041.38	6,425.03	25,466.41	
	Amount ADP Debited From Account	4945065351	Tran/ABA	121000248				25,466.41
Other	ADP Direct Deposit				47,142.45			
Transfers	Amount ADP Debited From Account	4945065351	Tran/ABA	121000248				47,142.45
Total Amount ADP Debited From Your Accounts								72,608.86

Excluded Taxes That Are Your Responsibility

43 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 7695
Quarter Number: 4

Period Ending: 10/11/2003
Pay Date: 10/16/2003
Current Date: 10/13/2003

Week 42
Page 2

AUTOMATIC DATA PROCESSING
TAX FILING SERVICE
400 W COVINA BLVD
SAN DIMAS, CA 91773

10/10/03

INVOICE NO: 9354502
06/MBA
WIRE TRANSFER

HAUSER TECHNICAL SERVICES INC
ATTN: BARRY WOLFE
6860 N BROADWAY SUITE H
DENVER, CO 80221

PLEASE BE SURE TO ADJUST THE AMOUNT FUNDED FOR YOUR NEXT PAYROLL WIRE BY THE INVOICE TOTAL LISTED BELOW. RECEIPT OF PAYMENT SHOULD NOT EXCEED 9 CALENDAR DAYS FROM THE DATE OF THIS INVOICE.

BR/CO	DESCRIPTION	CHECK DATE	REASON	AMOUNT	COMMENT
06/MBA	FILE # 021393	03/13/03	EO	539.67 CR	LOST/STALE DT/DESTRC
	VOID CHECK FROM 31462791 TO 31462791				

SUB-TOTAL ADJ FOR ADPCK $ 539.67 CR

INVOICE TOTAL $ 539.67 CR

IF YOU HAVE ANY QUESTIONS CONCERNING THIS INVOICE, PLEASE CALL YOUR CLIENT SERVICE REPRESENTATIVE.

REASON DESCRIPTION:

EO YOU ARE BEING REFUNDED FOR AN ADP CHECK THAT WAS PAYABLE TO THE REFERENCED EMPLOYEE. THE CHECK IS NO LONGER NEGOTIABLE.

Liability Recap	Taxes Debited	Federal Income Tax	8,921.42			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,809.87			
		Social Security - ER	4,809.86			
		Social Security Adj - EE	.00			
		Medicare - EE	1,191.58			
		Medicare - ER	1,191.59			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,867.00			
		State Unemployment Insurance - ER	.00			
		State Unemployment/Disability Ins - ER	4.03			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		23,645.35		Total Liability
	Other Transfers	ADP Direct Deposit Account Number 4945086361		47,086.45		
		Total Amount Debited From Your Account			70,931.80	70,931.80
	Bank Debits and Other Liability	Checks		12,027.98		82,959.78
		Adjustments/Prepay/Voids		.00		82,959.78
	Taxes - Your Responsibility	None This Payroll				82,959.78

-539.67 credit for lost check

ADP Statistical Summary Recap

HAUSER TECH SERVICES CRD
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 8944
Quarter Number: 4

Period Ending: 10/25/2003
Pay Date: 10/30/2003
Current Date: 10/27/2003

Week 44
Page 1

Section	Item	Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.	Subtotal	Total
Net Pay	Checks					12,027.98		
	Direct Deposits					47,086.45		
	Subtotal Net Pay						59,114.43	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						59,114.43	
Taxes Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				8,971.42			
	Earned Income Credit Advances							
	Social Security				4,809.87	4,809.86		
	Medicare				1,191.58	1,191.59		
	Federal Unemployment Tax							
	Subtotal Federal				14,972.87	6,001.45	20,974.32	
State	CO State Income Tax				2,867.00			
	CO State Unemployment/Disability Ins-ER	.6200				4.03		
	Subtotal CO				2,867.00	4.03	2,871.03	
	Total Taxes		.00	.00	17,839.87	6,005.48	23,845.35	
	Amount ADP Debited From Account 4945086351		Tran/ABA 121000248					23,845.35
Other Transfers	ADP Direct Deposit				47,086.45			
	Amount ADP Debited From Account 4945086351		Tran/ABA 121000248					47,086.45
Total Amount ADP Debited From Your Accounts								70,931.80

Excludes Taxes That Are Your Responsibility

43 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 8944
Quarter Number: 4

Period Ending: 10/25/2003
Pay Date: 10/30/2003
Current Date: 10/27/2003

Week 44
Page 2

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 7

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	11/19/2003	11/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,039,502	Same	"
Personal Property	St. Paul/Acordia	233,730	Same	"
EDP/Computers	St. Paul/Acordia	512,306	Same	"
Inventory	St. Paul/Acordia	8,000,000	Same	"
Machinery	St. Paul/Acordia	9,628,296	Same	"
Beer	St. Paul/Acordia	900,000	Same	"
Business Income	St. Paul/Acordia	10,800,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	1/1/2004	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	1/1/2004	1/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		12/8/2003	12/8/2003
D&O	XL Specialty/Acordia	5,000,000	11/1/04 + 6yr	11/1/04 + 6yr
Excess	St. Paul/Acordia	5,000,000	12/1/2003	12/1/2003
EPL	Admiral	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	11/16/2003	11/16/2003

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 7

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	None	
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	None	
	Total Other Non-Operating Expenses	

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
October 31, 2003
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$370	3,235
Cost of sales	380	2,715
Gross margin	(9)	520
Sales and marketing	35	111
R & D expenses		
G & A expenses	29	177
Total	64	288
Contribution	(73)	232
Corporate Services	44	298
Operating income (loss)	(117)	(66)
Interest expense	(10)	(65)
Reorganization Costs	**(5)**	**(10)**
Profit (loss) before tax	**($132)**	**($142)**

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 7 For the period- FROM: October 1, 2003 TO: October 31, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		21,857
TOTAL	-	21,857

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consist with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 11/13/03

Thomas Han

Debtor In Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 7

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	11/19/2003	11/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,039,502	Same	"
Personal Property	St. Paul/Acordia	233,730	Same	"
EDP/Computers	St. Paul/Acordia	512,306	Same	"
Inventory	St. Paul/Acordia	8,000,000	Same	"
Machinery	St. Paul/Acordia	9,628,296	Same	"
Beer	St. Paul/Acordia	900,000	Same	"
Business Income	St. Paul/Acordia	10,800,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	1/1/2004	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	1/1/2004	1/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		12/8/2003	12/8/2003
D&O	XL Specialty/Acordia	5,000,000	11/1/04 + 6yr	11/1/04 + 6yr
Excess	St. Paul/Acordia	5,000,000	12/1/2003	12/1/2003
EPL	Admiral	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	11/16/2003	11/16/2003

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 7

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

COPY

Office of the United States Trustee

In re: Hauser, Inc.	**Debtor in Possession Interim Statement**
A Delaware Corporation	Statement Number: 7
	For the period-
Debtor	FROM: 10/1/2003
Chapter 11 Case No: LA 03-18795-BB	TO: 10/31/2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	15,714,704	-	-
B. Less: Total Disbursements per all Prior Statements	15,438,550	-	-
C. Beginning Balance (A less B)	276,154		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
10/10: Misc receipts deposited by Hauser for Cobra, etc.	27		
10/20: Misc receipts deposited by Hauser for Cobra, etc.	542		
10/28: Misc receipts deposited by Hauser for Cobra, etc.	348		
10/31: Misc receipts deposited by Hauser for Cobra, etc.	682		
10/31: Corporate services and interest payment for October from HTS to Hauser.	68,000		
From Detail Sheet "D"	2,969,249		
TOTAL RECEIPTS THIS PERIOD (D):	3,038,848		
E. Balance Available (C plus D)	3,315,002		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	3,271,639		
TOTAL DISBURSEMENTS HIS PERIOD (F):	3,271,639		
G. Ending Balance (E less F)	43,362		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086353
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**	
Petty Cash	El Segundo, CA	not to exceed $500
Petty Cash	Longmont, CO	not to exceed $1000

RECEIVED
2003 NOV 14 P 3:04
OFFICE OF US TRUSTEE
LOS ANGELES CA

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 11/04/2003

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		7
For the period-		
	FROM:	10/1/2003
	TO:	10/31/2003

Date of Receipt	**Description**	**General Account**	**Payroll Account**	**Tax Account**
1-Oct		235,307		
2-Oct		256,988		
3-Oct		2,748		
6-Oct		15,066		
7-Oct		137,295		
8-Oct		274,380		
9-Oct		137,549		
10-Oct		41,638		
14-Oct		168,289		
15-Oct		237,831		
16-Oct		16,943		
17-Oct		280,452		
20-Oct		123,164		
21-Oct		82,238		
22-Oct		115,493		
23-Oct		472,054		
27-Oct		147,899		
28-Oct		82,865		
29-Oct		63,883		
30-Oct		14,615		
31-Oct		62,550		
Hauser A/R	273,946			
BIE A/R	2,695,303			
TOTAL RECEIPTS on this page: (Total will Automatically c		**2,969,249**		

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	**Debtor In Possession Interim Statement**
	Statement Number: 7
	For the period-
	FROM: 10/1/2003
Chapter 11 Case No: LA 03-18795-BB	TO: 10/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			3,271,639		
TOTAL DISBURSEMENTS on this page (Total will automatically carry to p.1)				3,271,639		

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	003468	10/9/2003	VERIZON		(300)	(300)	Voided Deposit Check-Boonton Cell Phone	All Other Expenses
2	004191	10/9/2003	ROCKYNET	(935)		(935)	Voided Lost Check Reissued-Internet Svc	All Other Expenses
3	004349	10/2/2003	AETNA	2,130		2,130	Dental Premium10-03	All Other Expenses
4	004350	10/2/2003	CHC OF CALIFORNIA	366		366	Medical Premium	All Other Expenses
5	004351	10/2/2003	CGLIC-PHOENIX EASC	11,086		11,086	Medical Premium	All Other Expenses
6	004352	10/2/2003	CONTINENTAL DEVELOPMENT LP	2,886		2,886	Rent/ El Segundo Office	All Other Expenses
7	004353	10/2/2003	CONSUL TECH MANAGEMENT INC	63		63	Product Training	All Other Expenses
8	004354	10/2/2003	CORPORATE EXPRESS	291		291	Office Supplies	All Other Expense
9	004355	10/2/2003	DUANE COWGER	151		151	Expense Reimbursement	All Other Expense
10	004356	10/2/2003	JOY CUILLO	23		23	Expense Reimbursement	All Other Expenses
11	004357	10/2/2003	COMPUTERSHARE	694		694	Shareholders Listing	All Other Expenses
12	004358	10/2/2003	DENVER RESERVE	252		252	Sec 125 Reimbursement	All Other Expenses
13	004359	10/2/2003	EXPRESS SERVICES, INC.	536		536	Temporary Services	All Other Expenses
14	004360	10/2/2003	FEDEX	84		84	Freight	All Other Expenses
15	004361	10/2/2003	HAUSER TECHNICAL SERVICES, INC	4,499		4,499	Professional Services	All Other Expenses
16	004362	10/2/2003	GECF HOME DEPOT	562		562	Supplies	All Other Expenses
17	004363	10/2/2003	INDUSTRIAL CHEMICALS CORP.	2,718		2,718	Inventory	Inventory
18	004364	10/2/2003	JEFFERSON PILOT FINANCIAL	920		920	Group/Voluntary Ins Premiums	All Other Expenses
19	004365	10/2/2003	KC MAINTENANCE & SNOW REMOVAL	309		309	Maintenance	All Other Expenses
20	004366	10/2/2003	KELLY SERVICES	910		910	Temporary Services	All Other Expenses
21	004367	10/2/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
22	004368	10/2/2003	KINDERMORGAN	4,785		4,785	Utility Hauser	All Other Expenses
23	004369	10/2/2003	LINWELD	38		38	Operating Supplies	All Other Expenses
24	004370	10/2/2003	MCDONALD FARMS ENTERPRISES	2,206		2,206	Waste Disposal	All Other Expenses
25	004371	10/2/2003	METAL WAREHOUSE	170		170	Operating Supplies	All Other Expense
26	004372	10/2/2003	PROCESS TECHNOLOGIES	4,243		4,243	Inventory	Inventory
27	004373	10/2/2003	QWEST	149		149	Phone Services	All Other Expenses
28	004374	10/2/2003	QWEST	26		26	Phone Services	All Other Expenses
29	004375	10/2/2003	ROCKYNET	935		935	Internet Service-Hauser	All Other Expenses
30	004376	10/2/2003	VOID	-		-	Void	Void
31	004377	10/2/2003	SIGMA-ALDRICH	560		560	Operating Supplies	All Other Expenses
32	004378	10/2/2003	SPARKLER FILTERS, INC.	425		425	Inventory	Inventory
33	004379	10/2/2003	SUNLINE EXPRESS SYSTEMS, INC.	216		216	Freight	All Other Expenses
34	004380	10/2/2003	THOMAS HANLON	118		118	Expense Reimbursement	All Other Expenses
35	004381	10/2/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
36	004382	10/2/2003	TOP HAT SUPPLY COMPANY	454		454	Operating Supplies	All Other Expenses
37	004383	10/2/2003	UNIVANCE TELECOMMUNICATIONS	231		231	Long Distance Services	All Other Expenses
38	004384	10/2/2003	VISION SERVICE PLAN	183		183	EE Vision Premium	All Other Expenses
39	004385	10/2/2003	VWR INTERNATIONAL	400		400	Operating Supplies	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
40	004386	10/2/2003	XEROX CORPORATION	1,941		1,941	Copier Lease	All Other Expenses
41	004387	10/2/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
42	004388	10/2/2003	UNCOMMON CARRIER INC.	3,668		3,668	Shipping	All Other Expenses
43	004389	10/2/2003	ADRON, INC.		1,950	1,950	Rent/Boonton Office	All Other Expenses
44	004390	10/2/2003	AMZAC ENTERPRISES, INC.		522	522	Freight	Inventory
45	004391	10/2/2003	BIOMER, INCORPORATED		12,650	12,650	Operating Supplies	All Other Expenses
46	004392	10/2/2003	CBT INTERNATIONAL, INC.		9,212	9,212	Freight	Inventory
47	004393	10/2/2003	DEDOLA INTERNATIONAL, INC.		2,755	2,755	Freight	Inventory
48	004394	10/2/2003	FLAROMA		17,259	17,259	Inventory	Inventory
49	004395	10/2/2003	KELATRON CORPORATION		4,698	4,698	Inventory	Inventory
50	004396	10/2/2003	MODESTI BROTHERS, INC.		609	609	Inventory	Inventory
51	004397	10/2/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	All Other Expenses
52	004398	10/2/2003	PEQUEST FURNACE ASSOC., LLC		5,375	5,375	Inventory	Inventory
53	004399	10/2/2003	SUNLINE EXPRESS SYSTEMS, INC.		353	353	Freight	Inventory
54	004400	10/2/2003	UNITED PARCEL SERVICE - UPS		879	879	Freight	Inventory
55	004401	10/2/2003	VERIZON		482	482	Cell Phone Services	All Other Expenses
56	004402	10/2/2003	WHITLOCK PACKAGING CORPORATION		58	58	Freight	Inventory
57	004403	10/2/2003	SANDY ROEDEL	43		43	Expense Reimbursement	All Other Expenses
58	004404	10/2/2003	SHUSTER		260	260	Product Testing	Inventory
59	004405	10/3/2003	PACKAGING WEST	568		568	Freight	Inventory
60	004406	10/9/2003	VOID	-		-	Void	Void
61	004407	10/9/2003	AT&T WIRELESS	179		179	Phone Expense	All Other Expenses
62	004408	10/9/2003	CENTRAL WELD COUNTY WATER DIST	985		985	Utilities	All Other Expenses
63	004409	10/9/2003	MILE HI CULLIGAN WATER, INC.	87		87	Water / Cooler Rental	All Other Expenses
64	004410	10/9/2003	FEDEX	17		17	Shipping	All Other Expenses
65	004411	10/9/2003	INDUSTRIAL CHEMICALS CORP.	7,485		7,485	Inventory	Inventory
66	004412	10/9/2003	JEAN PAULSON-KISLESKY	231		231	Expense Reimbursement	All Other Expenses
67	004413	10/9/2003	KELLY SERVICES	2,247		2,247	Temporary Services	All Other Expenses
68	004414	10/9/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
69	004415	10/9/2003	KENNETH C. CLEVELAND	3,220		3,220	Expense Reimbursement	All Other Expenses
70	004416	10/9/2003	MCDONALD FARMS ENTERPRISES	2,890		2,890	Waste Disposal/Trailer Storage	All Other Expenses
71	004417	10/9/2003	METRO WASTEWATER RECLAMATION	3,720		3,720	Hauled Waste	All Other Expenses
72	004418	10/9/2003	NEXTEL COMMUNICATIONS	436		436	Wireless Phone Service	All Other Expenses
73	004419	10/9/2003	SEVERN TRENT LABORATORIES	185		185	Waste Water	All Other Expenses
74	004420	10/9/2003	SILVERSON MACHINES, INC.	369		369	Operating Supplies	All Other Expenses
75	004421	10/9/2003	STATE OF CALIFORNIA	25		25	Fee/ZetaPharm Stm of Info	All Other Expenses
76	004422	10/9/2003	STATE OF NORTH CAROLINA	25		25	Fee	All Other Expenses
77	004423	10/9/2003	SERVICE UNIFORM RENTAL	599		599	Uniform Rental/Floor Mat Cleaning	All Other Expenses
78	004424	10/9/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
79	004425	10/9/2003	COMMISSIONER FOR PATENTS	300		300	TM Registration Continuation-RoseOx	All Other Expenses
80	004426	10/9/2003	PREMIUM PROCESSING	3,407		3,407	Inventory	Inventory
81	004427	10/9/2003	UNCOMMON CARRIER INC.	740		740	Freight	Inventory
82	004428	10/9/2003	VOID	-		-	Void	Void
83	004429	10/9/2003	VWR INTERNATIONAL	338		338	Operating Supplies	All Other Expenses
84	004430	10/9/2003	QWEST	279		279	Telephone/HP	All Other Expenses
85	004431	10/9/2003	QWEST INTERPRISE AMERICA, INC.	50		50	Internet Service-Hauser	All Other Expenses
86	004432	10/9/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expense
87	004433	10/9/2003	AMZAC ENTERPRISES, INC.		2,093	2,093	Freight	Inventory
88	004434	10/9/2003	BI NUTRACEUTICALS		1,708	1,708	Freight	Inventory
89	004435	10/9/2003	BIOMER, INCORPORATED		4,290	4,290	Expense Reimbursement	All Other Expenses
90	004436	10/9/2003	CBT INTERNATIONAL, INC.		1,573	1,573	Customs/Duty Fees	Inventory
91	004437	10/9/2003	VOID	-		-	Void	Void
92	004438	10/9/2003	FLAROMA		35,004	35,004	Inventory	Inventory
93	004439	10/9/2003	INTERHEALTH NUTRACEUTICALS INC		263	263	Inventory	Inventory
94	004440	10/9/2003	KELATRON CORPORATION		14,032	14,032	Inventory	Inventory
95	004441	10/9/2003	MODESTI BROTHERS, INC.		1,174	1,174	Inventory	Inventory
96	004442	10/9/2003	NORTH WEST MARKETING CO., INC.		2,527	2,527	Inventory	Inventory
97	004443	10/9/2003	PEQUEST FURNACE ASSOC., LLC		11,165	11,165	Inventory	Inventory
98	004444	10/9/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,343	1,343	Freight	Inventory
99	004445	10/9/2003	ROCKYNET	935		935	Internet Service-Hauser	All Other Expenses
100	004446	10/9/2003	UNITED PARCEL SERVICE		56	56	Freight	Inventory
101	004447	10/9/2003	UNITED PARCEL SERVICE		1,275	1,275	Freight	Inventory
102	004448	10/9/2003	COACH INDUSTRIES INC.		155,000	155,000	Inventory	Inventory
103	004449	10/14/2003	BOYERS COFFEE	110		110	Misc. Operating Supplies	All Other Expense
104	004450	10/14/2003	SEVERN TRENT LABORATORIES	235		235	Wastewater testing	All Other Expenses
105	004451	10/16/2003	AMERIGAS - FORT COLLINS	106		106	Operating Supplies	All Other Expenses
106	004452	10/16/2003	BI NUTRACEUTICALS	856		856	Datalok Services	Inventory
107	004453	10/16/2003	CHEM-AQUA	767		767	Water Treatment	All Other Expenses
108	004454	10/16/2003	DUANE COWGER	322		322	Expense Reimbursement	All Other Expenses
109	004455	10/16/2003	CT CORPORATION	210		210	Statutory Representation	All Other Expenses
110	004456	10/16/2003	ANTHONY DEL VICARIO	1,089		1,089	Expense Reimbursement	All Other Expenses
111	004457	10/16/2003	DENVER RESERVE	120		120	Sec 125 Reimbursement	All Other Expenses
112	004458	10/16/2003	EXPRESS SERVICES, INC.	1,388		1,388	Temporary Services	All Other Expenses
113	004459	10/16/2003	VOID	-		-	Void	Void
114	004460	10/16/2003	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Janitorial Services/HP	All Other Expenses
115	004461	10/16/2003	GE CAPITAL	198		198	Copier Lease	All Other Expenses
116	004462	10/16/2003	INDUSTRIAL CHEMICALS CORP.	765		765	Inventory	Inventory
117	004463	10/16/2003	KC MAINTENANCE & SNOW REMOVAL	1,304		1,304	Lawn/parking lot	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
118	004464	10/16/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
119	004465	10/16/2003	GREIF	847		847	Inventory	Inventory
120	004466	10/16/2003	LINWELD	204		204	Operating Supplies	All Other Expenses
121	004467	10/16/2003	MCGILL AIRPRESSURE	223		223	Operating Supplies	All Other Expenses
122	004468	10/16/2003	MOUNTAIN SCALES, INC.	945		945	External Services	All Other Expenses
123	004469	10/16/2003	PREMIUM PROCESSING	10		10	Freight/Inventory	Inventory
124	004470	10/16/2003	PROCESS TECHNOLOGIES	4,523		4,523	Operating Supplies	All Other Expenses
125	004471	10/16/2003	SUD CHEMIE	59		59	Freight	All Other Expense
126	004472	10/16/2003	ST. VRAIN SANITATION DISTRICT	462		462	Pollutant Testing	All Other Expense
127	004473	10/16/2003	SERVICE UNIFORM RENTAL	269		269	Uniform Rental/Floor Mat Cleaning	All Other Expenses
128	004474	10/16/2003	KELLY SERVICES	1,081		1,081	Temporary Services	All Other Expenses
129	004475	10/16/2003	VOID	-		-	Void	Void
130	004476	10/16/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
131	004477	10/16/2003	THOMAS HANLON ASSOCIATES	28,124		28,124	Incentive Compensation, 6 months, 9/30	All Other Expenses
132	004478	10/16/2003	UNITED POWER	10,756		10,756	Utilities/HP	All Other Expenses
133	004479	10/16/2003	VWR INTERNATIONAL	754		754	Operating Supplies	All Other Expenses
134	004480	10/16/2003	WESTERN DISPOSAL SERVICES	1,244		1,244	Trash Removal	All Other Expenses
135	004481	10/16/2003	WESTERN OVERSEAS CORPORATION	273		273	Container/Custom Fees	Inventory
136	004482	10/16/2003	XEROX CORPORATION	766		766	Copier Lease	All Other Expenses
137	004483	10/16/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
138	004484	10/16/2003	AARON INDUSTRIES, INC.		653	653	Inventory	Inventory
139	004485	10/16/2003	AMZAC ENTERPRISES, INC.		1,506	1,506	Freight/Inventory	Inventory
140	004486	10/16/2003	VOID		-	-	Void	Void
141	004487	10/16/2003	BIOMER, INCORPORATED		2,200	2,200	Inventory	Inventory
142	004488	10/16/2003	BLUE CALIFORNIA CO.		3,750	3,750	Inventory	Inventory
143	004489	10/16/2003	CHEMINS COMPANY, INC (THE)		2,495	2,495	Inventory	Inventory
144	004490	10/16/2003	EARTH LINK, INC.		146	146	Boonton Internet Services	All Other Expenses
145	004491	10/16/2003	FLAROMA		21,548	21,548	Inventory	Inventory
146	004492	10/16/2003	VOID		-	-	Void	Void
147	004493	10/16/2003	MODESTI BROTHERS, INC.		845	845	Inventory	Inventory
148	004494	10/16/2003	NORTH WEST MARKETING CO., INC.		136	136	Inventory	Inventory
149	004495	10/16/2003	PRODUCTS DISTRIBUTION, INC.		5,499	5,499	Inventory	Inventory
150	004496	10/16/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,573	1,573	Freight	Inventory
151	004497	10/16/2003	UNITED PARCEL SERVICE - UPS		84	84	Freight	Inventory
152	004498	10/16/2003	KELATRON CORPORATION		1,978	1,978	Inventory	Inventory
153	004499	10/16/2003	BI NUTRACEUTICALS		853	853	Inventory	Inventory
154	004500	10/16/2003	DENVER RESERVE	252		252	Sec 125 Reimbursement	All Other Expenses
155	004501	10/16/2003	GMAC	542		542	GMC Envoy Lease (Reimbursed)	All Other Expenses
156	004502	10/20/2003	QUEST INTERNATIONAL FLAVORS	2,756		2,756	Inventory	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
157	004503	10/21/2003	HAWTHORN MAINTENANCE SUPPLIES	391		391	Supplies	All Other Expenses
158	004504	10/22/2003	ACT TELECONFERENCING SERVICES	164		164	Telephone Conferences	All Other Expenses
159	004505	10/22/2003	EXPRESS SERVICES, INC.	2,552		2,552	Temporary Services	All Other Expenses
160	004506	10/22/2003	FEDEX	280		280	Shipping Charges	All Other Expenses
161	004507	10/22/2003	GREAT WESTERN BUG MAN	104		104	Pest Control	All Other Expenses
162	004508	10/22/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
163	004509	10/22/2003	KROGER-KING SOOPERS CUST CHARG	139		139	Employee Meals	All Other Expenses
164	004510	10/22/2003	LARKSPUR FINE JEWELRY AND	51		51	Employee Service Award	All Other Expense
165	004511	10/22/2003	MERRITT MAILING SYSTEMS	31		31	Operating Supplies	All Other Expense
166	004512	10/22/2003	NEXTEL COMMUNICATIONS	451		451	Pager Services	All Other Expenses
167	004513	10/22/2003	ONYX ENVIRONMENTAL SERVICE	614		614	Operating Supplies	All Other Expenses
168	004514	10/22/2003	PREMIUM PROCESSING		2,887	2,887	Inventory	Inventory
169	004515	10/22/2003	QWEST	2,044		2,044	Telephone/HP	All Other Expenses
170	004516	10/22/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
171	004517	10/22/2003	SEVERN TRENT LABORATORIES	235		235	Waste Water Testing	All Other Expenses
172	004518	10/22/2003	SILVERSON MACHINES, INC.	2,423		2,423	Operating Supplies	All Other Expenses
173	004519	10/22/2003	ST. VRAIN SANITATION DISTRICT	5,452		5,452	Utilities	All Other Expenses
174	004520	10/22/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
175	004521	10/22/2003	SERVICE UNIFORM RENTAL	244		244	Uniform Rental/Floor Mat Cleaning	All Other Expenses
176	004522	10/22/2003	TOLIN MECHANICAL SYSTEMS CO.	1,724		1,724	Equipment Repair	All Other Expenses
177	004523	10/22/2003	US FILTER	138		138	Operating Supplies	All Other Expenses
178	004524	10/22/2003	AMZAC ENTERPRISES, INC.		2,370	2,370	Freight/Inventory	Inventory
179	004525	10/22/2003	BI NUTRACEUTICALS		50	50	Freight	All Other Expenses
180	004526	10/22/2003	CBT INTERNATIONAL, INC.		7,846	7,846	Customs Fees	Inventory
181	004527	10/22/2003	COACH INDUSTRIES INC.		14,000	14,000	Inventory	Inventory
182	004528	10/22/2003	ION BEAM APPLICATIONS		698	698	Inventory	Inventory
183	004529	10/22/2003	KELATRON CORPORATION		3,008	3,008	Inventory	Inventory
184	004530	10/22/2003	NORTH WEST MARKETING CO., INC.		2,244	2,244	Inventory	Inventory
185	004531	10/22/2003	PEQUEST FURNACE ASSOC., LLC		1,925	1,925	Inventory	Inventory
186	004532	10/22/2003	POLARIS EQUIPMENT CO INC		250	250	Freight	Inventory
187	004533	10/22/2003	SAN FRANCISCO HERB		654	654	Inventory	Inventory
188	004534	10/22/2003	SUNLINE EXPRESS SYSTEMS, INC.		2,357	2,357	Inventory	Inventory
189	004535	10/22/2003	COVANCE LABORATORIES		2,000	2,000	Inventory	Inventory
190	004536	10/22/2003	KC MAINTENANCE & SNOW REMOVAL	70		70	Lawn mowing	All Other Expenses
191	004537	10/22/2003	INDUSTRIAL CHEMICALS CORP.		5,247	5,247	Inventory	Inventory
192	004538	10/23/2003	US POSTAL SERVICE	150		150	Postage	All Other Expenses
193	004539	10/28/2003	SEVERN TRENT LABORATORIES	125		125	Waste Water Testing	All Other Expenses
194	004540	10/30/2003	CENTRAL SECURITY COMMUNICATION	90		90	Security System	All Other Expenses
195	004541	10/30/2003	CHEM-AQUA	773		773	Water Treatment	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
196	004542	10/30/2003	COMPUTERSHARE	726		726	Shareholders Listing	All Other Expenses
197	004543	10/30/2003	CORPORATE EXPRESS	415		415	Office Supplies	All Other Expenses
198	004544	10/30/2003	EXPRESS SERVICES, INC.	1,132		1,132	Temporary Services	All Other Expenses
199	004545	10/30/2003	FEDEX	99		99	Shipping Charges	All Other Expenses
200	004546	10/30/2003	KC MAINTENANCE & SNOW REMOVAL	70		70	Ground Maintenance	All Other Expenses
201	004547	10/30/2003	KELLY SERVICES	1,308		1,308	Temporary Services	All Other Expenses
202	004548	10/30/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
203	004549	10/30/2003	KENNETH C. CLEVELAND	195		195	Expense Reimbursement	All Other Expenses
204	004550	10/30/2003	SCOTT KINDERWATER	169		169	Expense Reimbursement	All Other Expenses
205	004551	10/30/2003	MCDONALD FARMS ENTERPRISES	520		520	Waste Disposal	All Other Expenses
206	004552	10/30/2003	MCMASTER-CARR	59		59	Operating Supplies	All Other Expenses
207	004553	10/30/2003	QWEST	282		282	Phone Services/HP	All Other Expenses
208	004554	10/30/2003	VOID	-		-	Void	Void
209	004555	10/30/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
210	004556	10/30/2003	SEVERN TRENT LABORATORIES	95		95	Wastewater testing	All Other Expenses
211	004557	10/30/2003	SIGMA-ALDRICH	150		150	Operating Supplies	All Other Expenses
212	004558	10/30/2003	SONITROL OF DENVER	343		343	Access Control	All Other Expenses
213	004559	10/30/2003	SERVICE UNIFORM RENTAL	391		391	Uniform Rental/Floor Mat Cleaning	All Other Expenses
214	004560	10/30/2003	THOMAS HANLON	1,348		1,348	Expense Reimbursement	All Other Expenses
215	004561	10/30/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
216	004562	10/30/2003	TOP HAT SUPPLY COMPANY	517		517	Office Supplies	All Other Expenses
217	004563	10/30/2003	UNIVANCE TELECOMMUNICATIONS	300		300	Long Distance Services	All Other Expenses
218	004564	10/30/2003	VWR INTERNATIONAL	112		112	Operating Supplies	All Other Expenses
219	004565	10/30/2003	XEROX CORPORATION	202		202	Copier Lease	All Other Expenses
220	004566	10/30/2003	VOID	-		-	Void	Void
221	004567	10/30/2003	AARON INDUSTRIES, INC.		3,263	3,263	Inventory	Inventory
222	004568	10/30/2003	AMZAC ENTERPRISES, INC.		2,087	2,087	Inventory	Inventory
223	004569	10/30/2003	BI NUTRACEUTICALS		126	126	Inventory	Inventory
224	004570	10/30/2003	BIOMER, INCORPORATED		77,474	77,474	Commission/Oct + Processing Services	All Other Expenses
225	004571	10/30/2003	CBT INTERNATIONAL, INC.		9,834	9,834	Customs/Duty Fees	Inventory
226	004572	10/30/2003	FLAROMA		7,086	7,086	Inventory	Inventory
227	004573	10/30/2003	KELATRON CORPORATION		3,354	3,354	Inventory	Inventory
228	004574	10/30/2003	MODESTI BROTHERS, INC.		3,324	3,324	Freight/Inventory	Inventory
229	004575	10/30/2003	PEQUEST FURNACE ASSOC., LLC		10,750	10,750	Inventory	Inventory
230	004576	10/30/2003	SUNLAND DISTRIBUTION INC.		500	500	Freight	Inventory
231	004577	10/30/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,046	1,046	Freight/Inventory	Inventory
232	004578	10/30/2003	UNITED PARCEL SERVICE - UPS		1,982	1,982	Freight	Inventory
233	004579	10/30/2003	INDUSTRIAL CHEMICALS CORP.	3,095		3,095	Inventory	Inventory
234	004580	10/30/2003	CO. DEPT. PUBLIC HEALTH & ENV	455		455	Hazardous Waste/comm fee	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
35	004581	10/30/2003	INDUSTRIAL CHEMICALS CORP.	3,438		3,438	Inventory	Inventory
36	004582	10/30/2003	VOID	-		-	Void	Void
37	004583	10/30/2003	QWEST		52	52	Phone Services/Boonton	All Other Expenses
38	ED1003	10/3/2003	UNITED PARCEL SERVICE	280		280	Shipping	All Other Expenses
39	ED1010	10/10/2003	UNITED PARCEL SERVICE	334		334	Shipping	All Other Expenses
40	ED1017	10/17/2003	UNITED PARCEL SERVICE	603		603	Shipping	All Other Expenses
41	ED1025	10/25/2003	UNITED PARCEL SERVICE	431		431	Shipping	All Other Expenses
42	ED1031	10/31/2003	UNITED PARCEL SERVICE	221		221	Shipping	All Other Expense
43	GJ	10/3/2003	ADP	500		500	Payroll processing fee	Payroll
44	GJ	10/10/2003	ADP	188		188	Payroll processing fee	Payroll
45	GJ	10/25/2003	ADP	196		196	Payroll processing fee	Payroll
46	GJ	10/31/2003	ADP	525		525	Payroll processing fee	Payroll
47	GJ	10/1/2003	ADP	42,794		42,794	10/3 P/R EFTs	Payroll
48	GJ	10/2/2003	ADP	22,280		22,280	10/3 P/R Taxes & garnishments	Payroll
49	GJ	10/2/2003	PR 10/3 LIVE CHECKS	12,582		12,582	10/3 P/R Live Checks	Payroll
50	GJ	10/15/2003	ADP	42,627		42,627	10/17 P/R EFTs	Payroll
51	GJ	10/16/2003	ADP	24,135		24,135	10/17 P/R Taxes & garnishments	Payroll
52	GJ	10/16/2003	P/R 10/17 LIVE CHECKS	16,132		16,132	10/17 P/R Live Checks	Payroll
53	GJ	10/29/2003	ADP	43,236		43,236	10/31 P/R EFTs	Payroll
54	GJ	10/30/2003	ADP	21,064		21,064	10/17 P/R Taxes & garnishments	Payroll
55	GJ	10/27/2003	PAYROLL 10/31, LIVE CHECKS	12,502		12,502	Payroll, 10/31, live checks	Payroll
56	GJ	10/10/2003	WELLS FARGO	3,593		3,593	LOC Interest	Interest
57	GJ	10/9/2003	WELLS FARGO	65,747		65,747	LOC Interest	Interest
58	GJ	10/31/2003	WELLS FARGO	48,262		48,262	LOC Interest	Interest
59	GJ	10/20/2003	WELLS FARGO	1,685		1,685	Client Analysis Fee	All Other Expense
60	GJ	10/15/2003	ZUELLIG BOTANICALS INC	150,000		150,000	Zuellig Cost Sharing, 10/1 - 15	Zuellig Cost Shari...
61	GJ	10/31/2003	ZUELLIG BOTANICALS INC	100,000		100,000	Zuellig Cost Sharing, 10/15 - 31	Zuellig Cost Sharing
62	GJ	10/20/2003	WELLS FARGO (INTERPHARM)		360	360	Bank Wire/CAD fees	Inventory
63	GJ	10/10/2003	WELLS FARGO (SHANGHAI MEDICINE)		165	165	Bank Wire/CAD fees	Inventory
64	GJ	10/10/2003	WELLS FARGO (SHANGHAI MEDICINE)		165	165	Bank Wire/CAD fees	Inventory
65	GJ	10/22/2003	WELLS FARGO (SHANGHAI MEDICINE)		135	135	Bank Wire/CAD fees	Inventory
66	W1006A	10/6/2003	LALLEMAND		4,270	4,270	Inventory	Inventory
67	W1006B	10/6/2003	MB NORTH AMERICA		52,000	52,000	Inventory	Inventory
68	W1008A	10/8/2003	MIDWEST GRAIN	30,787		30,787	Inventory	Inventory
69	W1008B	10/8/2003	ROADWAY FREIGHT		3,000	3,000	Freight/Inventory	Inventory
70	W1008C	10/8/2003	SAN FRANCISCO HERB		3,740	3,740	Inventory	Inventory
71	W1009A	10/9/2003	JIANGHUA INTERNATIONAL		117,000	117,000	Inventory	Inventory
72	W1009B	10/9/2003	PAT VITAMINS		5,500	5,500	Inventory	Inventory
73	W1010A	10/10/2003	BRIDGEWATER		12,625	12,625	Inventory	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #7
October 1 to October 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
274	W1010B	10/10/2003	LALILAB		16,200	16,200	Inventory	Inventory
275	W1010C	10/10/2003	PAT VITAMINS		6,250	6,250	Inventory	Inventory
276	W1010D	10/10/2003	SHANGHAI MEDICINE		184,000	184,000	Inventory	Inventory
277	W1010E	10/10/2003	SHANGHAI MEDICINE		175,750	175,750	Inventory	Inventory
278	W1010F	10/10/2003	WATKINS MOTOR LINES	3,000		3,000	Prepaid Freight	Inventory
279	W1010G	10/10/2003	ZUELLIG BOTANICALS INC		10,115	10,115	Inventory	Inventory
280	W1001A	10/1/2003	PUTMAN CORPORATE SERVICES	4,695		4,695	401K Contributions	All Other Expenses
281	W1001B	10/1/2003	BI NUTRACEUTICALS		7,652	7,652	Inventory	Inventory
282	W1015A	10/15/2003	PUTMAN CORPORATE SERVICES	4,851		4,851	401K Contributions	All Other Expenses
283	W1017A	10/17/2003	AUSTIN CHEMICAL COMPANY		10,200	10,200	Inventory	Inventory
284	W1017B	10/17/2003	MB NORTH AMERICA		18,350	18,350	Inventory	Inventory
285	W1017C	10/17/2003	NORTHLAND IMPORTS		44,800	44,800	Inventory	Inventory
286	W1017D	10/17/2003	ZUELLIG BOTANICALS INC		21,233	21,233	Inventory	Inventory
287	W1020A	10/20/2003	INTERPHARM		100,000	100,000	Inventory	Inventory
288	W1022A	10/22/2003	SHANGHAI MEDICINE		56,000	56,000	Inventory	Inventory
289	W1024A	10/23/2003	AMPAK COMPANY, INC		875	875	Inventory	Inventory
290	W1024B	10/23/2003	BECCO INDUSTRIAL		8,400	8,400	Inventory	Inventory
291	W1024C	10/23/2003	MB NORTH AMERICA		25,575	25,575	Inventory	Inventory
292	W1024D	10/23/2003	MONTGOMERY LABORATORIES		27,655	27,655	Inventory	Inventory
293	W1024E	10/23/2003	PAT VITAMINS		38,000	38,000	Inventory	Inventory
294	W1024F	10/23/2003	QUFU HAITAO, INC		25,000	25,000	Inventory	Inventory
295	W1024G	10/23/2003	SHANGHAI FREEMEN		18,750	18,750	Inventory	Inventory
296	W1028A	10/28/2003	ACORDIA, INC	564,457		564,457	Insurance	Insurance
297	W1028B	10/28/2003	ROADWAY FREIGHT		10,000	10,000	Freight/Inventory	Inventory
298	W1028C	10/28/2003	WATKINS MOTOR LINES		3,000	3,000	Freight/Inventory	Inventory
299	W1028D	10/28/2003	WOCKHARDT LIMITED		78,000	78,000	Inventory	Inventory
300	W1029A	10/29/2003	DMH INGREDIENTS		17,135	17,135	Inventory	Inventory
301	W1029B	10/29/2003	JINAGHUA INTERNATIONAL		117,000	117,000	Inventory	Inventory
302	W1029C	10/29/2003	MONTGOMERY LABORATORIES		16,940	16,940	Inventory	Inventory
303	W1029D	10/29/2003	PUTMAN CORPORATE SERVICES	4,353		4,353	401K Contributions	All Other Expenses
304	W1031A	10/31/2003	PAT VITAMINS		74,650	74,650	Inventory	Inventory
				1,463,003	**1,808,637**	**3,271,639**		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

Debtor in Possession Interim Statement		
Statement Number:		7
For the period-		
	FROM:	October 1, 2003
	TO:	October 31, 2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			3,223,157	-	-
B. Less: Total Disbursements per all Prior Statements			2,732,146	-	-
C. Beginning Balance (A less B)			491,011		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
10-02-03 - Customer Receipts			576		
10-02-03 - Customer Receipts			45,114		
10-10-03 - Customer Receipts			29,293		
10-17-03 - Customer Receipts			38,685		
10-23-03 - Customer Receipts			195,529		
10-28-03 - Customer Receipts			245		
10-30-03 - Customer Receipts			56,285		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			365,726		
E. Balance Available (C plus D)			856,737		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)					
From Detail Sheet "F"			473,185	-	
TOTAL DISBURSEMENTS THIS PERIOD (F):			473,185	-	
G. Ending Balance (E less F)			383,552	-	

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: November 3, 2003

RECEIVED 2003 NOV 14 P 1:04 OFFICE OF US TRUSTEE LOS ANGELES CA

Thom W Hanlon

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor in Possession Interim Statement**
A Delaware Corporation	Statement Number: 7
Debtor	For the period: FROM: 10/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 10/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
10/2/2003	11791	6800 Broadway Business Center, LLC	CC Sept Rent	27,175		
10/2/2003	11792	Aetna (Dental)	Emp Bene/Oct Premium	2,428		
10/2/2003	11793	Airgas Dry Ice	Other	144		
10/2/2003	11794	Allied Internet Productions	Other	225		
10/2/2003	11795	Artel	Other	680		
10/2/2003	11796	AT&T Wireless Services	Other	135		
10/2/2003	11797	Biotest Diagnostics Corporation	Other	289		
10/2/2003	11798	CGLIC-Phoenix EASC	Emp Bene/Oct Med. Prem.	21,264		
10/2/2003	11799	Cleaning Service	Other	350		
10/2/2003	11800	CO Dept of Health & Environ. (CDPHE)	Other	455		
10/2/2003	11801	Denver Reserve	PayDed/Flex and DepCare	949		
10/2/2003	11802	Edmund Industrial Optics	Other	52		
10/2/2003	11803	Federal Express	Shipping	1,054		
10/2/2003	11804	Fisher Scientific	Chemicals	3,524		
10/2/2003	11805	GE Capital	Lease for Copiers	1,029		
10/2/2003	11806	Hughes Supply, Inc.	Other	43		
10/2/2003	11807	Jefferson Pilot Financial Insurance Co.	Emp Bene/Life Ins/Oct	968		
10/2/2003	11808	Nelson Laboratories, Inc.	Outside Lab Services	985		
10/2/2003	11809	Orkin Exterminating	Other	64		
10/2/2003	11810	Pure Water Solutions, Inc.	Other	266		
10/2/2003	11811	Quantum Analytics	Equip. Lease	3,701		
10/2/2003	11812	Qwest 231B	Other	928		
10/2/2003	11813	RockyNet.com, Inc.	Internet Service CC	900		
10/2/2003	11814	Ryall Electric Supply Company	Other	230		
10/2/2003	11815	Service Uniform Rental - DV	Other	77		
10/2/2003	11816	Super Tech Filter Corp	Other	468		
10/2/2003	11817	Univance Telecommunications, Inc.	Other	265		
10/2/2003	11818	V W R Scientific, Inc.	Lab Supplies/chemicals	2,681		
10/2/2003	11819	Vision Service Plan	Other	257		
10/2/2003	11820	W W Grainger, Inc.	Other	69		
10/2/2003	11821	Waters Corporation	Maintenance Contract	3,274		
10/2/2003	11822	Woodspear Properties	GB Oct Rent	17,116		
10/2/2003	11823	Xcel Energy	Other	491		
10/7/2003	11824	Cain Travel Group, Inc.	Other	Void		
10/7/2003	11825	Cain Travel Group, Inc.	Other	288		
10/9/2003	11826	Adam Flick	Copies/Mileage	68		
10/9/2003	11827	Airgas Dry Ice	Other	202		
10/9/2003	11828	Alphagraphics	Other	178		
10/9/2003	11829	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
10/9/2003	11830	Brinkmann Instruments, Inc.	Other	378		
10/9/2003	11831	CDW Direct LLC	Other	518		
10/9/2003	11832	Federal Express	Other	185		
10/9/2003	11833	Freeman Decorating	Furnishing for AAPS Booth	1,000		
10/9/2003	11834	Hitachi High Technologies America, Inc.	Other	113		
10/9/2003	11835	Jackie L. Nelson	Mileage	66		
10/9/2003	11836	Janelle Bailey	Mileage/supplies	55		
10/9/2003	11837	Linweld, Inc.	Other	304		
10/9/2003	11838	McGuckin Hardware, Inc.	Other	346		
10/9/2003	11839	Mtech	Other	860		
10/9/2003	11840	Nelson Laboratories, Inc.	Other	410		
10/9/2003	11841	Orkin Exterminating	Other	194		
10/9/2003	11842	Particle Measuring Systems, Inc.	Other	700		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor ... Possession Interim Statement**
A Delaware Corporation	Statement Number: 7
	For the period:
Debtor	FROM: 10/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 10/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
10/9/2003	11843	Pure Water Solutions, Inc.	Other	49		
10/9/2003	11844	QWEST - 023B (was 179B)	Other	164		
10/9/2003	11845	QWEST - 564B (was 701B)	Other	50		
10/9/2003	11846	Service Uniform Rental - DV	Other	72		
10/9/2003	11847	Sigma-Aldrich	Other	56		
10/9/2003	11848	Spring USA, Inc. (was Gold Star)	CC Sept Cleaning Serv.	1,700		
10/9/2003	11849	Tina L. Nelson	Mileage	80		
10/9/2003	11850	Todd Klimkowsky	Mileage/supplies	157		
10/9/2003	11851	Trinity Capital Corporation	Other	261		
10/9/2003	11852	UDI, The Sandwichman	Other	87		
10/9/2003	11853	V W R Scientific, Inc.	Other	105		
10/9/2003	11854	W W Grainger, Inc.	Multi Vapor Lamps	2,225		
10/15/2003	11855	Advanced Trailer Leasing	Other	134		
10/15/2003	11856	Airgas Dry Ice	Other	21		
10/15/2003	11857	Alphagraphics	Other	86		
10/15/2003	11858	American Chemical Society	Other	120		
10/15/2003	11859	Aramark	Other	99		
10/15/2003	11860	Barry H. Wolfe	Mileage, Office Supplies, Cell Phone	218		
10/15/2003	11861	City of Boulder -Sales Tax Division	3rd Qtr Use Tax	1,705		
10/15/2003	11862	Colorado Department of Revenue	3rd Qtr Use Tax	2,228		
10/15/2003	11863	CT Corporation	Other	467		
10/15/2003	11864	Deluxe Business Forms & Supplies	Other	158		
10/15/2003	11865	Denver Reserve	PayDed/Flex and DepCare	949		
10/15/2003	11866	Denver Valve & Fitting Co.	Other	86		
10/15/2003	11867	Federal Express	Other	171		
10/15/2003	11868	Industrial Chemicals Corporation	Other	137		
10/15/2003	11869	Industrial Container Services	Other	500		
10/15/2003	11870	Lab Safety Supply, Inc.	Other	53		
10/15/2003	11871	Linweld, Inc.	Other	125		
10/15/2003	11872	Mile Hi Culligan Water, Inc.	Other	240		
10/15/2003	11873	Neopost Leasing (San Francisco)	Other	212		
10/15/2003	11874	North Pecos Water & Sanitation	Other	16		
10/15/2003	11875	Orkin Exterminating	Other	66		
10/15/2003	11876	Pure Water Solutions, Inc.	Other	264		
10/15/2003	11877	Quantum Analytics	Equip. Buyout	1,337		
10/15/2003	11878	QWEST - 146B (was 421B)	Other	301		
10/15/2003	11879	QWEST - 469B	Other	476		
10/15/2003	11880	Qwest 230M	Other	138		
10/15/2003	11881	Qwest 692B (was 723B)	Other	919		
10/15/2003	11882	SERCOM	Other	570		
10/15/2003	11883	Service Uniform Rental - DV	Other	83		
10/15/2003	11884	Teledyne Tekmar Company	Other	171		
10/15/2003	11885	UDI, The Sandwichman	Other	120		
10/15/2003	11886	V W R Scientific, Inc.	Other	221		
10/15/2003	11887	W W Grainger, Inc.	Other	144		
10/15/2003	11888	Xcel Energy	Sept Utilities/CC & GB	10,310		
10/23/2003	11889	Airgas Dry Ice	Other	177		
10/23/2003	11890	Amazon.Com Corporate Credit	Other	47		
10/23/2003	11891	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
10/23/2003	11892	Business Briefings, Ltd.	Ad in Magazine	5,000		
10/23/2003	11893	CDS Canada	Other	268		
10/23/2003	11894	Corporate Express	Office Supplies	953		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.		
A Delaware Corporation		
		Debtor
Chapter 11 Case No:	LA 03-18798-BB	

Debtor ... Possession Interim Statement		
Statement Number:		7
	For the period:	
	FROM:	10/1/2003
	TO:	10/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
10/23/2003	11895	Duane Cowger	Reimb. for parts to rebuild server	1,037		
10/23/2003	11896	Federal Express	Other	624		
10/23/2003	11897	Hitachi High Technologies America, Inc.	Equip. Maintenance	4,200		
10/23/2003	11898	Ikon Office Solutions	Other	298		
10/23/2003	11899	Iron Mountain	Other	113		
10/23/2003	11900	Jeol USA, Inc.	Equip. Maintenance	1,560		
10/23/2003	11901	Linweld, Inc.	Other	133		
10/23/2003	11902	Mtech	Equip. Maintenance	1,061		
10/23/2003	11903	Orkin Exterminating	Other	130		
10/23/2003	11904	PDA INC.	Other	195		
10/23/2003	11905	Qwest - 922B (was 612B)	Other	47		
10/23/2003	11906	Qwest Internet Solutions	Other	50		
10/23/2003	11907	R&R Instrumentation, Inc.	Other	224		
10/23/2003	11908	Rodney B. McKeever	Reimb. forJanitorial/ Lab Supplies	300		
10/23/2003	11909	Service Uniform Rental - DV	Other	69		
10/23/2003	11910	Sigma-Aldrich	Other	88		
10/23/2003	11911	Super Tech Filter Corp	Other	630		
10/23/2003	11912	Univ of Colorado Tech Research Cntr	Other	42		
10/23/2003	11913	V W R Scientific, Inc.	Other	818		
10/23/2003	11914	Xcel Energy	Addn'l Sept Util./CC & GB	3,674		
10/30/2003	11915	Advanstar Communications, Inc.	Advertisement	3,900		
10/30/2003	11916	Airgas Dry Ice	Other	240		
10/30/2003	11917	Alphagraphics	Other	136		
10/30/2003	11918	American Chemical Society	Other	154		
10/30/2003	11919	Aramark	Other	91		
10/30/2003	11920	AT&T Wireless Services	Other	136		
10/30/2003	11921	Ben Hughes	Mileage	119		
10/30/2003	11922	Biotest Diagnostics Corporation	Other	188		
10/30/2003	11923	Boulder Security Center	Other	95		
10/30/2003	11924	CDW Direct LLC	Toner for printers & fax	1,244		
10/30/2003	11925	Chemical Abstract Service	SciFinder Task Pkg	3,850		
10/30/2003	11926	Cleaning Service	Other	350		
10/30/2003	11927	CT Corporation	Other	495		
10/30/2003	11928	Denver Reserve	Flex Spend & Dep Care Ded	1,247		
10/30/2003	11929	Federal Express	Shipping	1,649		
10/30/2003	11930	Ikon Office Solutions	Other	209		
10/30/2003	11931	Jefferson Pilot Financial Insurance Co.	Other	30		
10/30/2003	11932	Linweld, Inc.	Other	186		
10/30/2003	11933	MKS Instruments, Inc.	Other	356		
10/30/2003	11934	Nelson Laboratories, Inc.	Other	115		
10/30/2003	11935	Orkin Exterminating	Other	130		
10/30/2003	11936	Petty Cash	Card Reader/Baby gift/misc	473		
10/30/2003	11937	Pure Water Solutions, Inc.	Other	93		
10/30/2003	11938	QA Balance Services, Inc.	Calibration	1,029		
10/30/2003	11939	Qwest 231B	Other	943		
10/30/2003	11940	RockyNet.com, Inc.	Internet Service CC	900		
10/30/2003	11941	Service Uniform Rental - DV	Other	77		
10/30/2003	11942	Tri-R Systems, Inc.	Other	58		
10/30/2003	11943	UDI, The Sandwichman	Other	144		
10/30/2003	11944	Univance Telecommunications, Inc.	Other	227		
10/30/2003	11945	V W R Scientific, Inc.	Other	115		
10/30/2003	11946	Waters Corporation	Maint. Contract	3,274		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.		Debtor ... Possession Interim Statement	
A Delaware Corporation		Statement Number:	7
		For the period:	
	Debtor	FROM:	10/1/2003
Chapter 11 Case No: LA 03-18798-BB		TO:	10/31/2003

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
10/30/2003	11947	Winn-Marion Barber		Other	33		
10/1/2003	Wire Trnsf	Payroll 10-2 - Taxes		Payroll & Payroll Taxes	24,640		
10/2/2003	Pyrl Cks	Payroll 10-2 - Checks		Payroll & Payroll Taxes	11,780		
10/1/2003	Wire Trnsf	Putnam Investments		401 K Deposit	6,558		
10/14/2003	Wire Trnsf	Payroll 10-16 - Direct Deposit		Payroll & Payroll Taxes	47,142		
10/15/2003	Wire Trnsf	Payroll 10-16 - Taxes		Payroll & Payroll Taxes	25,466		
10/16/2003	Pyrl Cks	Payroll 10-16 - Checks		Payroll & Payroll Taxes	15,946		
10/16/2003	Wire Trnsf	Putnam Investments		401 K Deposit	6,513		
10/28/2003	Wire Trnsf	Payroll 10-30 - Direct Deposit		Payroll & Payroll Taxes	47,086		
10/29/2003	Wire Trnsf	Payroll 10-30 - Taxes		Payroll & Payroll Taxes	23,845		
10/30/2003	Pyrl Cks	Payroll 10-30 - Checks		Payroll & Payroll Taxes	12,028		
10/29/2003	Wire Trnsf	Putnam Investments		401 K Deposit	6,493		
10/29/2003	Wire Trnsf	ADP Refund for lost check		Payroll & Payroll Taxes	-540		
10/3/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	40		
10/12/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	260		
10/27/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	244		
10/30/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	314		
10/22/2003	Acnt Trnsf	Wells Fargo	#	Bank Fee	688		
10/31/2003	Wire Trnsf	Hauser Inc.	#	Admin Fees & Interest	68,000		
TOTAL DISBURSEMENTS on this page. (Total will automatically carry to p1)					473,185	0	0